Exhibit 12.1

	Six months ended June 30, 2007	Year ended December 31, 2006	For the period from March 8, 2005 (date operations commenced) through December 31, 2005
		(unaudited)
Earnings:
Pretax Income from continuing operations	$19,445,944	$15,673,123	$10,908,478
Fixed charges	57,000,627	101,870,728	43,084,726

Total	$76,446,571	$117,543,851	$53,993,204

Fixed Charges:
Interest (expensed and capitalized)	55,898,417	100,242,439	42,600,618
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,090,521	1,608,237	460,869
Estimate of interest within rental expenses	11,689	20,052	23,239

Total	$57,000,627	$101,870,728	$43,084,726

Ratio of earnings to combined fixed charges and preferred stock dividends	1.34	1.15	1.25